July 26, 2017

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Arthur C. Sandel

Re:	AmeriCredit Automobile Receivables Trust 2013-1

AmeriCredit Automobile Receivables Trust 2013-2

AmeriCredit Automobile Receivables Trust 2013-3

AmeriCredit Automobile Receivables Trust 2014-1

AmeriCredit Automobile Receivables Trust 2014-3

AmeriCredit Automobile Receivables Trust 2016-1

AmeriCredit Automobile Receivables Trust 2016-3

Forms 10-K for the Fiscal Year Ended December 31, 2016, filed March 20, 2017

File Nos. 333-170231-10, -11, -12, -15; 333-194765-01; and 333-206924-01, -03

Ladies and Gentlemen:

On behalf of AmeriCredit Automobile Receivables Trust 2013-1, AmeriCredit Automobile Receivables Trust 2013-2, AmeriCredit Automobile Receivables Trust 2013-3, AmeriCredit Automobile Receivables Trust 2014-1, AmeriCredit Automobile Receivables Trust 2014-3, AmeriCredit Automobile Receivables Trust 2016-1 and AmeriCredit Automobile Receivables Trust 2016-3 (each a “Subject Issuing Entity” and, together, the “Subject Issuing Entities”) and AFS SenSub Corp. (the “Registrant”) and in response to the letter, dated July 10, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Chris A. Choate, we submit the following response to the comment set forth in the Comment Letter. In the paragraphs below we set forth the Staff’s comment in italicized text followed by the Registrant’s and the Subject Issuing Entities’ response. Unless otherwise noted, the use of “we,” “us” and similar terms refer jointly to the Registrant and the Subject Issuing Entities.

1. Exhibits. We note that, in the reports provided by AmeriCredit Financial Services, Inc. (“AFSI”) as Exhibit 33.1, AFSI states that it engaged vendors to perform the activities required by Items 1122(d)(2)(i), 1122(d)(4)(i), 1122(d)(4)(ii) and 1122(d)(4)(iv). The reports provided by Deloitte & Touche LLP as Exhibit 34.1, however, only identify Items 1122(d)(2)(i) and 1122(d)(4)(ii) as servicing criteria for which AFSI engaged vendors to perform certain activities. Please amend each Exhibit 33.1, or have Deloitte & Touche LLP amend each Exhibit 34.1, as applicable, to clarify the activities for which AFSI actually engaged vendors, or otherwise advise as to the discrepancy.

The reports filed as Exhibit 33.1 to each Form 10-K correctly identify the four servicing criteria listed under Item 1122(d) of Regulation AB with respect to which AFSI engaged vendors to perform specific, limited or scripted activities and with respect to which AFSI elected to take responsibility for assessing compliance with the servicing criteria or portion of the servicing criteria applicable to the related vendor’s activities in the manner prescribed by the Commission’s

Compliance and Disclosure Interpretation 200.06, Vendors Engaged by Servicers (formerly SEC Manual Telephone Interpretation 17.06). We have shared the Comment Letter with representatives of Deloitte & Touche LLP and they have confirmed to us that listing only two of the four servicing criteria described in the preceding sentence in the report filed as Exhibit 34.1 to each Form 10-K was an error and that they should have listed all four such servicing criteria in their report. The same representatives of Deloitte & Touche LLP have confirmed to us that the examination they performed in order to produce the report filed as Exhibit 34.1 to each Form 10-K did in fact, include an examination of AFSI’s compliance with the servicing criteria described in Items 1122(d)(4)(i) and 1122(d)(4)(iv). While we do not intend to file amended Form 10-K filings to correct the error contained in each Exhibit 34.1, we hereby confirm that in all future Form 10-K filings, any related Exhibit 34.1 that includes a description of those servicing criteria with respect to which AFSI has engaged vendors will include a complete listing of those servicing criteria that will be identical to the listing of such servicing criteria that is included in the corresponding Exhibit 33.1 to such Form 10-K filing.

Sincerely,

/s/ Frank E. Brown III
Frank E. Brown III, Esq.
Senior Vice President, Corporate Counsel and Secretary

cc:	Daniel E. Berce

Chris A. Choate, Esq.

Doug Johnson, Esq.

Sheli Fitzgerald

John P. Keiserman, Esq.